Pricing Term Sheet	Filed Pursuant to Rule 433
January 29, 2025	Registration Statement No. 333-281147

Pricing Term Sheet

SLM Corporation

$500,000,000 6.500% Senior Notes due 2030

Issuer:	SLM Corporation

State of Incorporation:	Delaware

Aggregate Principal Amount:	$500,000,000

Maturity Date:	January 31, 2030

Title of Securities:	6.500% Senior Notes due 2030

Coupon (Interest Rate):	6.500%

Price to Public (Issue Price):	99.777% of principal amount

Yield to Maturity:	6.553%

Spread to Benchmark Treasury:	+ 220 basis points

Benchmark Treasury:	4.375% UST due December 31, 2029

Benchmark Treasury Yield:	4.353%

Interest Payment Dates:	January 31 and July 31, commencing July 31, 2025

Day Count Convention:	30/360

Optional Redemption:

Make-whole call at Treasury Rate + 35 basis points prior to December 31, 2029, plus accrued and unpaid interest

On and after December 31, 2029, at 100% of the principal amount redeemed, plus accrued and unpaid interest

Trade Date:	January 29, 2025

Settlement Date:	January 31, 2025 (T+2)

CUSIP / ISIN:	78442PGF7 / US78442PGF71

Denomination:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC and Barclays Capital Inc.

Co-Managers:	BofA Securities Inc., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC

Format:	SEC Registered

Anticipated Ratings:	Moody’s: Ba1 (negative outlook); S&P: BB+ (stable outlook); Fitch: BB+ (stable outlook)

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

SLM Corporation (the “Company”) has filed a registration statement (including a base prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying base prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533 or by calling Barclays Capital Inc. at 1- 888-603-5847.

This pricing term sheet supplements, and should be read in conjunction with, the Company’s preliminary prospectus supplement dated January 29, 2025 and accompanying prospectus dated July 31, 2024 and the documents incorporated by reference therein.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.